Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2016	2015	2014	2013	2012	2011
	(in thousands)
Earnings:
Income (loss) before income taxes	$5,699	$(2,002)	$(482)	$(6,625)	$7,003	$28,618
Less: Equity in (earnings) loss of investees	1,995	(462)	(1,528)	(1,377)	(1,281)	(741)
Less: Pre-tax net (income) loss attributable to noncontrolling interest	670	305	(691)	(1,145)	(3,040)	(5,503)
Add: Distributions paid by equity investees	-	305	327	308	436	215
Fixed charges and preferred stock dividends, as calculated below	287	281	264	391	327	330
Total earnings	$8,651	$(1,573)	$(2,110)	$(8,448)	$3,445	$22,919

Computation of fixed charges and preferred stock dividends:
Interest expense	$-	$-	$-	$1	$1	$-
Preferred stock dividends(3)	177	177	177	177	177	177
Interest component of rent expense(1)	110	104	87	213	149	153
Total combined fixed charges and preferred stock dividends	$287	$281	$264	$391	$327	$330

Ratio of earnings to combined fixed charges and preferred stock dividends(2)	30.11	N/A	N/A	N/A	10.54	69.45
Deficiency of earnings to combined fixed charges and preferred stock dividends	N/A	(1,854)	(2,374)	(8,839)	N/A	N/A

(1)

Represents one-third of total rent expense which we believe is a reasonable estimate of the interest component of rent expense. Interest component of rental expense is estimated based on interest on tenant improvement loan at 4%, which is considered a reasonable approximation of the interest factor. In 2010, the full amount of the tenant improvement was paid off.

(2)	For periods in which there is a deficiency of earnings available to cover combined fixed charges and preferred stock dividends, the ratio information is not applicable.
(3)

Dividends accrue on our outstanding Series A preferred stock at the rate of $0.20 per annum per share of Series A preferred stock. We have not paid any dividends on preferred stock.  883,000 shares of our preferred stock were issued and outstanding for all of the periods presented.

NM = ratio not meaningful